Exhibit (d)(xxi)

June 5, 2012

William Blair & Company, L.L.C.

Attention: Heather Gardner, CIMA

222 W. Adams Street

Chicago, IL 60606

Re:	Amendment to Schedule B

Dear Ms. Gardner:

This letter agreement serves to amend Schedule B (“Schedule B”) to our investment sub-advisory agreement, dated January 31, 2002, as amended on March 26, 2003, December 2, 2004 and April 18, 2005, (the “Agreement”).

The amended Schedule B reflects the new breakpoints with respect to the sub-advisory fees. Amended Schedule B shall replace the existing Schedule B effective June 6, 2012.

The Agreement otherwise remains unchanged and shall continue in full force and effect.

In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

Charles Schwab Investment Management, Inc.

By:	/s/ Marie Chandoha
Name:	Marie Chandoha
Title:	President and Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

William Blair & Company, L.L.C.

By:	/s/ Heather Gardner
Name:	Heather Gardner
Title:	Partner, National Accounts Director

SCHEDULE B

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

AND

WILLIAM BLAIR & COMPANY, L.L.C.

FEES

Fees will be accrued each day by applying to the Net Asset Value of the Managed Assets at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”). Sub-Adviser represents and warrants that the Company Percentage now is and in the future will be equal to or less than the applicable fee percentage payable to Sub-Adviser under any other advisory or sub-advisory agreement for comparable investment advisory services to mutual funds that have substantially the same investment policies and objectives (each a “Third Party Percentage”). If at any time, the Company Percentage is greater than any Third Party Percentage, the Company Percentage will be reduced to the lowest Third Party Percentage, including with respect to any advisory or sub-advisory agreement amended or entered into by Sub-Adviser after the effective date of this Schedule. Fees will be paid within 30 days following the end of each calendar quarter.

COMPANY PERCENTAGE

55 Basis Points on the first $150 million.

40 Basis Points on the next $100 million.

35 Basis Points on the next $50 million.

30 Basis Points above $300 million.

Provided however, if at any time the Net Asset Value of the Managed Assets falls below $150 million for a period of 90 days, the Company Percentage shall be 60 Basis Points on the Net Asset Value of all Managed Assets. However, if at any time after such drop, the Net Asset Value of the Managed Assets again exceeds $150 million for a period of 90 days the Company Percentage shall revert to the Schedule set forth above.

Effective Date of this Schedule B: June 6, 2012